UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C.  20549

                                  SCHEDULE 13D

                  UNDER THE SECURITIES EXCHANGE ACT OF 1934

                            LKA International, Inc.
                                (Name of Issuer)

                             COMMON VOTING STOCK
                         (Title of Class of Securities)

                                  501884 10 0
                                (CUSIP Number)

                                Kye A. Abraham
                             3724 47th St. Ct. NW
                         Gig Harbor, Washington 98335
                                (253) 851-7486
                                --------------
     (Name,  Address  and  Telephone  Number  of  Person Authorized  to
                     Receive  Notices  and  Communications)

                                 March 3, 2005
   (Date  of  Event  which  Requires  Filing  of  this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [_].

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                 SCHEDULE 13D

                             CUSIP NO. 501884 10 0

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      1.    NAME OF REPORTING PERSON
            S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

            Caldera Partners Limited Partnership
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      2.    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

            (a)
            (b) x

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      3.    SEC USE ONLY

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      4.    SOURCE OF FUNDS

            OO
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      5.    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
            PURSUANT TO ITEMS  2(d)  or  2(e)

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      6.    CITIZENSHIP OR PLACE OF ORGANIZATION

            Washington
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      7.    SOLE VOTING POWER

            6,434,042 shares (50.4% of outstanding shares)

         NUMBER OF
          SHARES                  8.    SHARED VOTING POWER
      BENEFICIALLY
         OWNED  BY                      0
      EACH REPORTING
          PERSON                  9.    SOLE DISPOSITIVE POWER
          WITH
                                        6,434,042 shares (50.4% of outstanding
                                        shares)

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                                  10.   SHARED DISPOSITIVE POWER

                                        0
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      11.   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
            PERSON

            6,434,042 shares

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      12.   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
            EXCLUDES CERTAIN SHARES

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      13.   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

            50.4%

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      14.   TYPE OF REPORTING PERSON

            PN
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

     Item 1.  Security and Issuer.

            LKA International, Inc., a Delaware corporation (SEC File No. 000-17106 [the "Company"]); 3724 47th St. Ct. NW, Gig Harbor, Washington 98335; one mill ($0.001) par value common voting stock.

     Item 2.  Identity and Background.

            (a)  Caldera Partners Limited Partnership.
            (b)  3724 47th St. Ct. NW, Gig Harbor, Washington 98335.
            (c) Exploration, development, engineering and operation of Golden Wonder and Ute-Ule mines and mill; investment and activities incidental or reasonably related thereto.
            (d)  None.
            (e)  None.
            (f)  Washington.

     Item 2.  Identity and Background.

            (a) Kye A. Abraham (Sole general partner of Caldera Partners Limited Partnership).
            (b)  3724 47th St. Ct. NW, Gig Harbor, Washington 98335.
            (c) Principal of Abraham & Co. (NASD member broker-dealer), 3724 47th St. Ct. NW, Gig Harbor, Washington 98335; President of LKA International, 3724 47th St. Ct. NW, Gig Harbor, Washington 98335.
            (d)  None.
            (e)  None.
            (f)  U.S.

     Item 3.   Source and Amount of Funds or Other Consideration.

                Shares issued to Caldera Partners Limited Partnership ("Caldera") pursuant to Assignment of Interest in Joint Venture Agreement by which Caldera assigned to LKA International, Inc. (the "Issuer") all of its interest in the proceeds and benefits derived from the Golden Wonder and Ute-Ule mining properties located in Lake City, Colorado (collectively, the "Properties"). See Item 7.

     Item 4.  Purpose of Transaction.

              See Item 3 above.

              Caldera does not have any plans or proposals that relate to or would result in:

              (a) the acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer;

               (b) an extraordinary corporate transaction, such as a merger, reorganization or liquidation involving the Issuer or any of its subsidiaries;

               (c) a sale or transfer of a material amount of assets of the
                   Issuer or any of its subsidiaries;

               (d) any change in the present board of directors or management of the issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;

               (e) any material change in the present capitalization or
                   dividend policy of the Issuer;

               (f) any other material change in the Issuer's business or
                   corporate structure, with the exception that the Issuer will be entitled to 100% of the royalties and lease payments on the Properties;

               (g) changes in the Issuer's charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person;

               (h) causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

               (i) a class of equity securities of the Issuer becoming
                   eligible for termination of registration pursuant to
                   Section 12(g)(4) of the Act; or

               (j) any action similar to any of those enumerated above.

     Item 5.  Interest in Securities of the Issuer.

            (a)  6,434,042 shares (50.4% of outstanding shares).
            (b)  6,434,042 shares.
            (c)  None.
            (d)  None; not applicable.
            (e)  Not applicable.

     Item 5.  Interest in Securities of the Issuer.

            (a)  7,908,728 shares(61.9% of outstanding shares).
            (b)  7,908,728 shares.
            (c)  None.
            (d)  None; not applicable.
            (e)  Not applicable.

     Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

               Not applicable.

     Item 7.   Material to be Filed as Exhibits.

               Assignment of Interest in Joint Venture Agreement.

     After reasonable inquiry and of my best knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                      CALDERA PARTERS LIMITED PARTNERSHIP, a
                                      Washington Limited Partnership

Dated: 3-3-05                     By  /s/ Kye A. Abraham
       --------                       -------------------
                                      Kye A. Abraham


Dated: 3-3-05                          /s/ Kye A. Abraham
       --------                       -------------------
                                      Kye A. Abraham